Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2021

Friedberg, Germany, August 12, 2021 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2021.

Highlights - Second Quarter 2021 compared to the Second Quarter 2020

●	Total revenues for the second quarter increased 26.2% to kEUR 4,943 from kEUR 3,916
●	Gross profit margin increased to 28.6% from 25.9%
●	Systems revenues increased 42.9% to kEUR 2,674 from kEUR 1,871
●	Services revenues increased 11.0% to kEUR 2,269 from kEUR 2,045
●	Reaffirm full year 2021 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “I am very happy with the results for the second quarter, as we have made significant progress in our key projects: just recently, we signed a deal with a large multinational corporation for our new High Speed Sintering 3D printer as part of the beta program we have launched earlier this year. We have shipped the next VJET X units to the car maker’s facility. The 3D printers were brought in and are currently being installed in parallel with the ongoing operation of the VJET X units already in production. In our Services segment, the demand for 3D printed parts continues to be high in Europe and has significantly picked up in the US and also in China compared to the first quarter of 2021.”

Three Months Ended June 30, 2021 Results

Revenues for the second quarter of 2021 increased by 26.2% to kEUR 4,943 compared to kEUR 3,916 in the second quarter of 2020.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 42.9% to kEUR 2,674 in the second quarter of 2021 from kEUR 1,871 in last year’s second quarter. The Company delivered one new and one used and refurbished 3D printer in the second quarter of 2021, compared to two new 3D printers in last year’s second quarter. Revenue from the sale of 3D printers also increased, as the Company sold larger scale platforms in the second quarter of 2021, compared to last year’s same period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues also increased in the second quarter year over year, which reflects the recovery from the economic slow-down mainly due to the ongoing global pandemic of COVID-19 disease (“the COVID-19 situation”). As our clients have begun to increase their production activities, the demand for consumables, maintenance service and spare parts increased. Systems revenues represented 54.1% of total revenues in the second quarter of 2021 compared to 47.8% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 11.0% to kEUR 2,269 in the second quarter of 2021 from kEUR 2,045 in the comparative period of 2020. This was mainly due to a significant increase in revenue contributions from the German operation, reflecting the recovery from the COVID-19 related economic slow-down in Europe. In contrast to this, revenue contributions from our subsidiaries voxeljet America Inc. (“voxeljet America”) as well as from voxeljet China Co. Ltd. (“voxeljet China”) remained almost on the same level as the second quarter of 2020.

Cost of sales were kEUR 3,531 for the second quarter of 2021 compared to kEUR 2,901 for the second quarter of 2020.

Gross profit and gross profit margin were kEUR 1,412 and 28.6%, respectively, in the second quarter of 2021, compared to kEUR 1,015 and 25.9% in the second quarter of 2020.

Gross profit for our Systems segment slightly increased to kEUR 756 in the second quarter of 2021 from kEUR 619 in the second quarter of 2020, mainly due to higher gross profit contributions from Systems-related revenues reflecting the higher sales volume. Gross profit from the sale of 3D printers was almost flat. Gross profit margin for this segment decreased to 28.3% in the second quarter of 2021 compared to 33.1% in the second quarter of 2020, related to weaker gross profit margin from the sale of 3D printers due to the product mix, partially offset by improved gross profit margins from Systems-related revenues.

Gross profit for our Services segment increased to kEUR 656 in the second quarter of 2021 compared to kEUR 396 in the second quarter of 2020. Also, the gross profit margin for this segment increased to 28.9% in the second quarter of 2021 from 19.4% in the second quarter of 2020. This was mainly related to a substantial improvement in gross profit as well as gross profit margin contribution from the German service center as a result of higher utilization in-line with the increase in revenues. Also gross profit as well as gross profit margin contribution from our American service center slightly improved. Gross profit and gross profit margin from voxeljet China slightly decreased quarter over quarter, reflecting the drop in revenues.

Selling expenses were kEUR 1,466 for the second quarter of 2021 compared to kEUR 1,305 in the second quarter of 2020. The increase was due to higher distribution expenses in-line with the increase in revenues. Shipping and packaging expenses were a main driver of the selling expenses and can vary from quarter to quarter depending on quantity and types of products sold, as well as the destinations of where those goods are being delivered.

Administrative expenses were kEUR 1,986 for the second quarter of 2021 compared to kEUR 1,841 in the second quarter of 2020. The increase was mainly related to higher legal advisor fees related to our stock market listing as well as our communication to financial institutions in connection with funding activities.

Research and development (“R&D”) expenses slightly increased to kEUR 1,670 in the second quarter of 2021 from kEUR 1,620 in the second quarter of 2020. The increase of kEUR 50 was mainly due to higher usage of external services as well as higher material consumption, partially offset by lower depreciation and personnel expenses.

Other operating expenses in the second quarter of 2021 were kEUR 284 compared to kEUR 709 in the prior year period. This was mainly due to lower losses from foreign currency transactions of kEUR 252 for the second quarter of 2021 compared to kEUR 688 for the second quarter of 2020.

Other operating income was kEUR 112 for the second quarter of 2021 compared to kEUR 503 in the second quarter of 2020. The decrease was mainly due to the government grant received by voxeljet America in April 2020 from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to kEUR 295. The full amount was recognised in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate, occurred in this period and we assume, that we comply with the conditions of the funding. The assessment of SBA whether we are in compliance with the conditions, has not been performed yet. In addition, gains from foreign currency transactions decreased to kEUR 31 for the second quarter of 2021, compared to kEUR 63 in the last year’s second quarter.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 3,882 in the second quarter of 2021, compared to an operating loss of kEUR 3,957 in the comparative period in 2020. The slight improvement was mainly due to the significant increase in gross profit, partially offset by higher selling, administrative and research and development expenses. The impact of the quarter over quarter changes in other operating expenses and other operating income was almost flat.

Financial result was positive kEUR 1,378 in the second quarter of 2021, compared to a financial result of negative kEUR 1,172 in the comparative period in 2020. This was mainly related to higher finance income related to the revaluation of derivative financial instruments amounting to kEUR 1,966 compared to a finance expense of kEUR 983 in the last year’s same period. The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income. Interest expense included interest from long term debt with other financial institutions which amounted to kEUR 537 for the second quarter of 2021, compared to kEUR 290 in the comparative period in 2020.

Net loss for the second quarter of 2021 was kEUR 2,504 or EUR 0.41 per share, as compared to net loss of kEUR 5,123, or EUR 1.06 per share, in the second quarter of 2020.

Six Months Ended June 30, 2021 Results

Revenues for the six months ended June 30, 2021 increased by 15.4% to kEUR 9,003 compared to kEUR 7,800 in the prior year period.

Systems revenues were kEUR 4,761 for the first six months of 2021 compared to kEUR 3,176 for the same period last year. The Company sold three new and one used and refurbished 3D printer during the first six months of 2021, compared to two new and one used and refurbished 3D printer in the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase in revenues from our Systems segment was mainly due to significantly higher revenues from the sale of 3D printers, associated with the increased number of units but also the product mix, as the Company sold more larger scale platforms. In addition, Systems-related revenues increased, which reflects the recovery from the economic slow-down mainly due to the ongoing global pandemic of COVID-19 disease (“the COVID-19 situation”). Currently, we are able to perform installations of 3D printers as well as to offer service visits in most regions of the world, but there are still some constraints and obstacles. Systems revenues represented 52.9% of total revenues for the six months ended June 30, 2021 compared to 40.7% for the same period in the prior year.

Services revenues were kEUR 4,242 for the six months ended June 30, 2021 compared to kEUR 4,624 for the same period last year. This decrease of 8.3% was mainly due to lower revenue contributions from our subsidiaries voxeljet America as well as voxeljet China, still impacted by lower market demand related to the slowdown of the economy caused by the COVID-19 situation during the first half of 2021. Revenue contributions from the German service center was almost on the same level like last year’s same period, due to a strong second quarter of 2021.

Cost of sales for the six months ended June 30, 2021 were kEUR 6,552, an increase of kEUR 922, over cost of sales of kEUR 5,630 for the same period in 2020.

Gross profit and gross profit margin for the six months ended June 30, 2021 were kEUR 2,451 and 27.2%, respectively, compared to kEUR 2,170 and 27.8% in the prior year period.

Gross profit for our Systems segment increased to kEUR 1,337 for the six months ended June 30, 2021 from kEUR 980 in the same period in 2020. This increase was mainly due to the significant increase in revenues of kEUR 1,611, due to higher sales of 3D printers, but also due to higher Systems-related revenues. The gross profit margin for this segment amounted to 28.1% compared to 30.9% for the prior year period. This was mainly due to lower gross profit margin from the sale of 3D printers related to the product mix, partially offset by improved gross profit margins from Systems-related revenues.

Gross profit for our Services segment slightly decreased to kEUR 1,114 for the six months ended June 30, 2021 from kEUR 1,190 in the same period of 2020. The gross profit margin for this segment increased to 26.3% for the first six months of 2021 from 25.7% in the same period in 2020 and was therefore almost flat. In spite of decreased revenues from the Services segment, there were no significant changes in gross profit as well as gross profit margin, due to cost saving measures.

Selling expenses were kEUR 2,914 for the six months ended June 30, 2021 compared to kEUR 2,841 in the same period in 2020. The year over year increase was mainly due to higher distribution expenses corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses increased by kEUR 252 to kEUR 3,469 for the first six months of 2021 from kEUR 3,217 in the prior year’s period. This was mainly related to higher legal advisor fees related to our stock market listing as well as our communication to financial institutions in connection with funding activities.

R&D expenses amounted to kEUR 3,274 for the six months ended June 30, 2021 compared to kEUR 3,255 in the same period in 2020, and were therefore almost unchanged.

Other operating expenses for the six months ended June 30, 2021 were kEUR 385 compared to kEUR 1,368 in the prior year period. This was mainly due to lower losses from foreign currency transactions amounting to kEUR 340 for the six months ended June 30, 2021 compared to kEUR 1,301 in the prior year’s period.

Other operating income was kEUR 1,026 for the six months ended June 30, 2021, compared to kEUR 1,035 in the prior year period. In April 2020, voxeljet America received a government grant from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to kEUR 295. The full amount was recognised in profit and loss, in the second quarter of 2020. We recorded significantly higher gains from foreign exchange transactions amounting to kEUR 810 for the six months ended June 30, 2021, compared to kEUR 490 in comparative period in 2020.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 6,565 in the six months ended June 30, 2021, compared to an operating loss of kEUR 7,476 in the comparative period in 2020. The improvement was primarily driven by the net impact from other operating expenses and other operating income amounting to kEUR 641 positive for the six months ended June 30, 2021, compared to kEUR 333 negative for the six months ended June 30, 2020. In addition, gross profit increased by kEUR 281. This was partially offset by higher operating expenses in the functions administration and sales and marketing, while research and development expenses remained almost unchanged.

Financial result was negative kEUR 4,320 for the six months ended June 30, 2021, compared to a financial result of negative kEUR 191 in the comparative period in 2020. This was mainly related to higher finance expense related to the revaluation of derivative financial instruments amounting to kEUR 3,222 compared to a finance income of kEUR 574 in the last year’s same period. The significant revaluation impact for the first half of 2021 was related to the performance participation interest (“PPI”) for tranche A and tranche B1 of the European Investment Bank (the “EIB”) loan in connection with the anti-dilution protection clause. As a result of two capital increases effective January 25, 2021 and February 17, 2021, the number of ordinary shares under the Synthetic Warrant Agreement was increased for tranches A and B1, which resulted in a significant finance expense in the first quarter of 2021. Financial result also consisted of interest expense for long-term debt amounting to kEUR 1,061 in the six months ended June 30, 2021, compared to kEUR 609 for the six months ended June 30, 2020.

Net loss for the six months ended June 30, 2021 was kEUR 10,833, or EUR 1.88 per share, as compared to net loss of kEUR 7,724, or EUR 1.59 per share in the prior year period.

Business Outlook

Our revenue guidance for the third quarter of 2021 is expected to be in the range of kEUR 4,500 to kEUR 5,500.

We reaffirm our guidance for the full year ending December 31, 2021:

-	Full year revenue is expected to be in the range of kEUR 22,500 to kEUR 27,500
-	Gross margin is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 11,400 to kEUR 11,900 and R&D expenses are projected to be between approximately kEUR 6,000 and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2021 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 1,000 to kEUR 1,250, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at June 30, 2021 was kEUR 6,157, which represents eight 3D printers. This compares to a backlog of kEUR 6,844 representing nine 3D printers, at December 31, 2020. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

At June 30, 2021, we had cash and cash equivalents of kEUR 5,849 and restricted cash of kEUR 2,188 and held kEUR 10,434 of investments in bond funds and term deposits, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the second quarter of 2021 on Friday, August 13, 2021 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Second Quarter 2021 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13721393. The recording will be available for replay through August 20, 2021.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/3195800/ED0E584F03696A7CE907C5ACA9464536 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	6/30/2021	12/31/2020

		(€ in thousands)
		unaudited
Current assets		36,933	28,137
Cash and cash equivalents	7	5,849	5,324
Financial assets	7	12,622	5,351
Trade receivables		5,387	4,680
Inventories	4	10,992	11,394
Income tax receivables		40	31
Other assets		2,043	1,357

Non-current assets		26,192	25,090
Financial assets	7	1,197	5
Intangible assets		1,013	1,143
Property, plant and equipment	5	23,831	23,774
Investments in joint venture		25	27
Other assets		126	141

Total assets		63,125	53,227

	Notes	6/30/2021	12/31/2020

Current liabilities		10,154	26,215
Trade payables	7	2,170	1,956
Contract liabilities		4,953	2,911
Financial liabilities	7	1,234	19,770
Other liabilities and provisions	6	1,797	1,578

Non-current liabilities		28,112	7,371
Deferred tax liabilities		--	52
Financial liabilities	7	28,107	7,314
Other liabilities and provisions	6	5	5

Equity		24,859	19,641
Subscribed capital		5,901	4,836
Capital reserves		103,854	88,748
Accumulated deficit		(86,187)	(75,463)
Accumulated other comprehensive income		1,555	1,675
Equity attributable to the owners of the company		25,123	19,796
Non controlling interest		(264)	(155)
Total equity and liabilities		63,125	53,227

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2021	2020	2021	2020

		(€ in thousands except share and share data)
Revenues	9, 10	4,943	3,916	9,003	7,800
Cost of sales	9	(3,531)	(2,901)	(6,552)	(5,630)
Gross profit	9	1,412	1,015	2,451	2,170
Selling expenses		(1,466)	(1,305)	(2,914)	(2,841)
Administrative expenses		(1,986)	(1,841)	(3,469)	(3,217)
Research and development expenses		(1,670)	(1,620)	(3,274)	(3,255)
Other operating expenses		(284)	(709)	(385)	(1,368)
Other operating income		112	503	1,026	1,035
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(31)	21	(13)	(15)
Operating loss		(3,882)	(3,957)	(6,565)	(7,476)
Finance expense	8	(596)	(1,316)	(4,427)	(822)
Finance income	8	1,974	144	107	631
Financial result	8	1,378	(1,172)	(4,320)	(191)
Loss before income taxes		(2,504)	(5,129)	(10,885)	(7,667)
Income tax income (expense)		—	6	52	(57)
Net loss		(2,504)	(5,123)	(10,833)	(7,724)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		51	395	(120)	812
Total comprehensive loss		(2,453)	(4,728)	(10,953)	(6,912)

Loss attributable to:
Owners of the Company		(2,421)	(5,126)	(10,724)	(7,682)
Non-controlling interests		(83)	3	(109)	(42)
		(2,504)	(5,123)	(10,833)	(7,724)

Total comprehensive loss attributable to:
Owners of the Company		(2,370)	(4,731)	(10,844)	(6,870)
Non-controlling interests		(83)	3	(109)	(42)
		(2,453)	(4,728)	(10,953)	(6,912)

Weighted average number of ordinary shares outstanding		5,900,584	4,836,000	5,703,078	4,836,000
Loss per share - basic/ diluted (EUR)		(0.41)	(1.06)	(1.88)	(1.59)

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(7,682)	--	(7,682)	(42)	(7,724)
Foreign currency translations	--	--	--	812	812	--	812
Equity-settled share-based payment	--	333	--	--	333	--	333
Balance at June 30, 2020	4,836	88,410	(67,806)	1,554	26,994	(55)	26,939

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(10,724)	--	(10,724)	(109)	(10,833)
Foreign currency translations	--	--	--	(120)	(120)	--	(120)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	1,065	14,888	--	--	15,953	--	15,953
Equity-settled share-based payment	--	218	--	--	218	--	218
Balance at June 30, 2021	5,901	103,854	(86,187)	1,555	25,123	(264)	24,859

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2)Comparative figures for year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2021	2020

	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(10,833)	(7,724)

Depreciation and amortization	1,570	1,842
Foreign currency exchange differences on loans to subsidiaries	(516)	812
Changes in financial assets due to fair value valuation	66	121
Share-based compensation expense	218	334
Change in impairment of trade receivables	13	(40)
Non-cash interest expense on long-term debt	933	564
Change in fair value of derivative equity forward	3,222	(574)
Change in inventory allowance	(57)	(1)
Loss on disposal of property, plant and equipment and intangible assets	17	59
Interest paid	129	138
Interest received	(35)	(58)
Other	(52)	81

Change in working capital	374	(1,523)
Trade and other receivables, inventories and current assets	(1,917)	(711)
Trade payables	192	(607)
Other liabilities, contract liabilities and provisions	2,235	774
Change in restricted cash	(127)	(956)
Income tax payable/receivables	(9)	(23)
Total	(4,951)	(5,969)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(78)	(102)
Proceeds from disposal of financial assets	--	3,969
Payments to acquire financial assets	(7,464)	(2)
Interest received	35	58
Total	(7,507)	3,923

Cash Flow from financing activities

Repayment of lease liabilities	(160)	(246)
Repayment of long-term debt	(727)	(466)
Proceeds from issuance of long-term debt	--	5,000
Proceeds from issue of ordinary shares in the form of ADS	18,153	--
Share issue cost	(2,200)	--
Change in restricted cash	(2,000)	--
Interest paid	(129)	(138)
Total	12,937	4,150

Net increase (decrease) in cash and cash equivalents	479	2,104

Cash and cash equivalents at beginning of period	5,324	4,368
Changes to cash and cash equivalents due to foreign exchanges rates	46	(21)
Cash and cash equivalents at end of period	5,849	6,451

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

The condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (“NASDAQ”). In December 2020, management initiated the wind-up of voxeljet UK.

The condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. The results of operations for the three and six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2021.

Standard	Effective date	Descriptions
IFRS 4	01/2021	Extension of the Temporary Exemption from Applying IFRS 9
IFRS 16	04/2021	Covid-19-Related Rent Concessions
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	01/2022	Interest Rate Benchmark Reform
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)
IAS 1	01/2023	Amendment to IAS 1 - Disclosure of Accounting Policies
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in Connection with Assets and Liabilities Arising from a Single Transaction

The adoption of standards effective 01/2021 and 04/2021 did not have a material impact on the interim financial statements as of and for the three and six months ended June 30, 2021. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2022 or later will have on its financial statements, but is currently performing an assessment of potential impacts.

The condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2021 and 2020 were authorized for issue by the Management Board on August 12, 2021.

Going concern

The condensed consolidated financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the first half of 2021, full year 2020, 2019 and 2018 amounting to kEUR 10,833, kEUR, 15,481, kEUR 13,978 and kEUR 8,747, respectively. Additionally, voxeljet had negative cash flows from operating activities in the six months ended June 30, 2021, full year 2020, 2019 and 2018 of kEUR 4,951, kEUR 6,598, kEUR 6,592, kEUR 7,331, respectively, mainly due to continuous net losses.

Since the global outbreak of COVID-19, the Company has experienced and expects to continue to experience lower demand in both, the Systems and the Services segment compared to before the pandemic. voxeljet’s clients have postponed and may continue to postpone larger investments and therefore, the demand for 3D printers may also decrease. In addition, the COVID-19 situation could cause further delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Since the third quarter of 2020, the Company experienced a slight recovery of demand and this positive trend has continued, although, demand is not on the same level as before COVID-19. Both a decrease in revenues as well as potential delays in the installations increase the risk and likelihood of lower cash inflows. Such risks have been evaluated by management and consequently have been considered in the Company’s liquidity forecast, which assumes voxeljet’s business plan is executed appropriately and sales track as expected. Management updates the liquidity forecast on an ongoing basis.

In January 2021, the Company has successfully completed its registered direct offering and sale of 621,170 ordinary shares in the form of American Depositary Shares (ADSs) at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $10 million (€ 8.3 million) before deducting fees and expenses. In February 2021, the Company completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADSs at a purchase price of € 22.27 per ordinary share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $12 million (€ 9.9 million) before deducting fees and expenses. Furthermore, the Company has successfully completed its registered direct offering and sale of 1,126,127 ordinary shares in the form of ADSs at a purchase price of € 7.52 per share (this equals $8.88 per ordinary share based on the exchange rate as of the close of business in New York on July 14, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $10 million (€ 8.5 million) before deducting fees and expenses.

Those capital increases improved the Company’s liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning, that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all.

Based on the Company’s current liquidity and capital resources in combination with the current liquidity forecasts, management believes that the Company has the ability to meet its financial obligations for at least the next 24 months from the issuance date of this report and therefore continues as a going concern.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. The Company considers the COVID-19 situation as such an indicator. Therefore, voxeljet performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, which the Company performed, did not lead to any write downs.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2020, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 30, 2021. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017 279,000 options (75%, Tranche 1) were granted. On April 12, 2018 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at June 30, 2021 265,050 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at June 30, 2021 amounts to 6.0 years (June 30, 2020: 7.0 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 52 in the three months and kEUR 217 in the six months ended June 30, 2021. (Three months and six months ended June 30, 2020: kEUR 167 and kEUR 334, respectively).

4. Inventories

	6/30/2021	12/31/2020

	(€ in thousands)
Raw materials and merchandise	3,501	3,733
Work in progress	7,491	7,661
Total	10,992	11,394

5. Property, plant and equipment, net

	6/30/2021	12/31/2020

	(€ in thousands)
Land, buildings and leasehold improvements	18,353	18,698
Plant and machinery	4,519	3,982
Other facilities, factory and office equipment	902	1,039
Assets under construction and prepayments made	57	55
Total	23,831	23,774
Thereof pledged assets of Property, Plant and Equipment	12,697	13,069

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the European Investment Bank (“EIB”) related to the loan, entered into with the EIB under the Finance Contract, dated November 9, 2017.

6. Other liabilities and provisions

	6/30/2021	12/31/2020

	(€ in thousands)
Accruals for vacation and overtime	469	124
Liabilities from payroll	271	237
Accruals for commissions	220	236
Employee bonus	219	334
Accrual for warranty	185	228
Accruals for management compensation	97	--
Accruals for compensation of Supervisory board	90	180
Liabilities from VAT	33	27
Accruals for licenses	26	68
Accruals for education and training	18	41
Others	174	108
Total	1,802	1,583

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total				Total
	FVTPL	FVOCI	amortized	at amortized	carrying				fair
30.06.2021			cost	cost	amount	Level 1	Level 2	Level 3	value

Total assets	9,099	5	15,951	--	25,055

Current assets	7,907	--	15,951	--	23,858

Cash and cash equivalents	--	--	5,849	--	5,849

Financial assets	7,907	--	4,715	--	12,622	7,907	--	--	7,907
Bond funds	7,907	--	--	--	7,907	7,907	--	--	7,907
Term deposit	--	--	2,527	--	2,527	--	--	--	--
Restricted cash	--	--	2,188	--	2,188	--	--	--	--

Trade receivables, net	--	--	5,387	--	5,387

Non-current assets	1,192	5	--	--	1,197

Financial assets	1,192	5	--	--	1,197	5	1,192	--	1,197
Derivative financial instruments	1,192	--	--	--	1,192	--	1,192	--	1,192
Equity securities	--	5	--	--	5	5	--	--	5

Total liabilities	2,855	--	--	25,509	31,511

Current liabilities	--	--	--	2,984	3,404

Trade payables	--	--	--	2,170	2,170

Financial liabilities	--	--	--	814	1,234	--	--	964	964
Long-term debt	--	--	--	814	814	--	--	964	964
Lease liability	--	--	--	--	420	--	--	--	n/a

Non-current liabilities	2,855	--	--	22,525	28,107

Financial liabilities	2,855	--	--	22,525	28,107	--	2,855	28,637	31,492
Derivative financial instruments	2,855	--	--	--	2,855	--	2,855	--	2,855
Long-term debt	--	--	--	22,525	22,525	--	--	28,637	28,637
Lease liability	--	--	--	--	2,727	--	--	--	n/a

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2020			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	5,351	5	10,004	--	15,360

Current assets	5,351	--	10,004	--	15,355

Cash and cash equivalents	--	--	5,324	--	5,324

Financial assets	5,351	--	--	--	5,351	2,984	2,367	--	5,351
Bond funds	984	--	--	--	984	984	--	--	984
Bond funds (restricted)	2,000	--	--	--	2,000	2,000	--	--	2,000
Derivative financial instruments	2,367	--	--	--	2,367	--	2,367	--	2,367

Trade receivables, net	--	--	4,680	--	4,680

Non-current assets	--	5	--	--	5

Financial assets	--	5	--	--	5	--	--	5	5
Equity securities	--	5	--	--	5	--	--	5	5

Total liabilities	808	--	--	25,108	29,040

Current liabilities	808	--	--	20,606	21,726

Trade payables	--	--	--	1,956	1,956

Financial liabilities	808	--	--	18,650	19,770	--	808	24,858	25,666
Derivative financial instruments	808	--	--	--	808	--	808	--	808
Long-term debt	--	--	--	18,650	18,650	--	--	24,858	24,858
Lease liability	--	--	--	--	312	--	--	--	n/a

Non-current liabilities	--	--	--	4,502	7,314

Financial liabilities	--	--	--	4,502	7,314	--	--	4,203	4,203
Long-term debt	--	--	--	4,502	4,502	--	--	4,203	4,203
Lease liability	--	--	--	--	2,812	--	--	--	n/a

The valuation techniques used to value financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company.

The fair value of the derivative financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the relevant discount rates.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines and bank overdrafts approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

In June 30, 2021, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

The following table presents the changes in level 3 instruments for the six months ended June 30, 2021:

Non-current assets
(€ in thousands)	Equity securities
Balance at December 31, 2020	5
Transfer from level 3	(5)
Income (expense) recognised in other comprehensive income	--
Balance at June 30, 2021	--

The investment in equity securities was listed on a stock exchange. As it is now possible to determine the fair value of this investment using quoted prices or observable market data, it has been reclassified from level 3 into level 1.

8. Financial result

	Three months ended June 30,
	2021	2020

	(€ in thousands)
Interest expense	(596)	(1,316)
Interest expense on lease liability	(37)	(43)
Interest expense from long-term debt valuation	(537)	(290)
Expense from revaluation of derivative financial instruments	--	(983)
Fair value valuation of financial assets	(22)	--
Interest income	1,974	144
Payout of bond funds	6	12
Income from revaluation of derivative financial instruments	1,966	--
Fair value valuation of financial assets	--	124
Other	2	8
Financial result	1,378	(1,172)

	Six months ended June 30,
	2021	2020

	(€ in thousands)
Interest expense	(4,427)	(822)
Interest expense on lease liability	(73)	(91)
Interest expense from long-term debt valuation	(1,061)	(609)
Expense from revaluation of derivative financial instruments	(3,222)	--
Fair value valuation of financial assets	(66)	(120)
Other	(5)	(2)
Interest income	107	631
Payout of bond funds	37	45
Income from revaluation of derivative financial instruments	--	574
Other	70	12
Financial result	(4,320)	(191)

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2021				2020
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	3,395	2,269	(721)	4,943	1,963	2,045	(92)	3,916
Third party	2,674	2,269	--	4,943	1,871	2,045	--	3,916
Intra-segment	721	-	(721)	—	92	--	(92)	—
Cost of sales	1,918	1,613		3,531	1,252	1,649		2,901
Gross profit	756	656		1,412	619	396		1,015
Gross profit in %	28.3%	28.9%		28.6%	33.1%	19.4%		25.9%
Operating Expenses				(5,122)				(4,766)
Other operating expenses				(284)				(709)
Other operating income				112				503
Operating loss				(3,882)				(3,957)
Finance expense				(596)				(1,316)
Finance income				1,974				144
Financial result				1,378				(1,172)
Loss before income taxes				(2,504)				(5,129)
Income tax income (expense)				—				6
Net loss				(2,504)				(5,123)

	Six months ended June 30,
	2021				2020
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	6,374	4,242	(1,613)	9,003	3,601	4,624	(425)	7,800
Third party	4,761	4,242	--	9,003	3,176	4,624	--	7,800
Intra-segment	1,613	--	(1,613)	—	425	--	(425)	—
Cost of sales	3,424	3,128		6,552	2,196	3,434		5,630
Gross profit	1,337	1,114		2,451	980	1,190		2,170
Gross profit in %	28.1%	26.3%		27.2%	30.9%	25.7%		27.8%
Operating Expenses				(9,657)				(9,313)
Other operating expenses				(385)				(1,368)
Other operating income				1,026				1,035
Operating loss				(6,565)				(7,476)
Finance expense				(4,427)				(822)
Finance income				107				631
Financial result				(4,320)				(191)
Loss before income taxes				(10,885)				(7,667)
Income tax income (expense)				52				(57)
Net loss				(10,833)				(7,724)

10. Revenues

	Three months ended June 30,
	SYSTEMS		SERVICES
	2021	2020	2021	2020

	(€ in thousands)
Primary geographical markets
EMEA	1,279	1,479	1,305	1,169
Asia Pacific	211	199	303	251
Americas	1,184	193	661	625
	2,674	1,871	2,269	2,045

Timing of revenue recognition
Products transferred at a point in time	2,336	1,660	2,269	2,045
Products and services transferred over time	338	211	--	--
Revenue from contracts with customers	2,674	1,871	2,269	2,045

	Six months ended June 30,
	SYSTEMS		SERVICES
	2021	2020	2021	2020

	(€ in thousands)
Primary geographical markets
EMEA	2,703	2,265	2,687	2,826
Asia Pacific	605	395	444	460
Americas	1,453	516	1,111	1,338
	4,761	3,176	4,242	4,624

Timing of revenue recognition
Products transferred at a point in time	4,152	2,682	4,242	4,624
Products and services transferred over time	609	494	--	--
Revenue from contracts with customers	4,761	3,176	4,242	4,624

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

	(€ in thousands)
EMEA	2,584	2,648	5,390	5,091
Germany	790	1,719	1,637	2,810
France	837	233	975	497
Great Britain	355	231	730	559
Finland	7	2	665	5
Others	595	463	1,383	1,220
Asia Pacific	514	450	1,049	855
China	286	263	519	498
Others	228	187	530	357
Americas	1,845	818	2,564	1,854
United States	1,767	814	2,479	1,739
Others	78	4	85	115
Total	4,943	3,916	9,003	7,800

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of ExOne, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third-party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
Andreas Schmid Logistik AG	Supplier	05/01/2017-12/31/2020
Suzhou Meimai Fast Manufacturing Technology Co., Ltd	Minority shareholder of voxeljet China, Customer	04/11/2016-Current
DSCS Digital Supply Chain Solutions GmbH	Customer	05/11/2017-Current
Michele Neuber	Employee	07/01/2019 - Current
Susanne Ederer-Pausewang	Customer	03/17/2021-Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2 and kEUR 1 in the six months ended June 2021 and June 2020, respectively.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the six months ended June 2021 and June 2020, respectivel,y from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 0 and kEUR 18 in the six months ended June 2021 and June 2020, respectively, from ‘Andreas Schmid Logistik’, where the former member of voxeljet’s supervisory board Dr. Stefan Söhn served as Chief Financial Officer until December 2020. Dr. Stefan Söhn resigned from his office as member of the supervisory board of the Company for professional reasons with effect from the end of the General Meeting on May 26, 2021.

Moreover, voxeljet received orders amounting to kEUR 37 and kEUR 15 in the six months ended June 2021 and June 2020, respectively, from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd, which is a minority shareholder for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the in the six months ended June 2021 and June 2020, respectively, from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where the Company owns 33.3%.

In addition, voxeljet employs Michele Neuber as an intern, the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. He received a salary of kEUR 1 and kEUR 1 in the first quarter of 2021 and 2020, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang amounting to kEUR 27, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

All related party transactions, voxeljet entered into, were made on an arm’s length basis.

13. Subsequent events

Capital Increase

On July 23, 2021, the Company announced that it has completed its registered direct offering and sale of 1,126,127 ordinary shares in the form of ADSs at a purchase price of EUR 7.52 per share (this equals $8.88 per ordinary share based on the exchange rate as of the close of business in New York on July 14, 2021).

The gross proceeds of the offering amounted to USD 10 million (approx. EUR 8.5 million). The Company intends to use the net proceeds of the offering for general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the offering.